                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                     Three Months Ended           Nine-Months Ended
                                    March 31,   March 25,      March 31,   March 25,
                                      1995        1994           1995        1994

                                         (In thousands, except share data)

Weighted average common
  and common equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     117,803      124,289       118,422     125,646
    Average Common Stock
     equivalents:
      Common Stock issuable
       under employee
       benefit plans                     751        1,084           793       1,158
      Common Stock issuable
       assuming conversion
       of CAP Units                   15,078        9,068        15,078       9,068
Total weighted average
 common and common
 equivalent shares
 outstanding                         133,632      134,441       134,293     135,872

Net income                          $ 82,740     $115,450      $151,128    $354,566

Preferred Stock dividend
  requirements                        (6,308)      (6,200)      (18,869)    (18,157)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         4,309        3,894         8,689       6,957

Adjusted net income                 $ 80,741     $113,144      $140,948    $343,366

Earnings per share                  $   0.60     $   0.84      $   1.05    $   2.53


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